UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 05, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 5 April 2016

Orange invests in African e-commerce leader Africa Internet Group

Orange announces the acquisition of a 75 million-euro equity interest in Africa Internet Group, joining AXA, Goldman Sachs and longstanding investors MTN Group, Millicom and Rocket Internet. Through this investment, which will be accompanied by a series of strategic partnerships between the subsidiaries of the two groups, Orange will help Jumia and other websites run by Africa Internet Group to accelerate their growth and seize development opportunities in Africa.

Since Jumia's creation in Nigeria in 2012, Africa Internet Group has seen significant and continuous growth with ten online consumer businesses operating today in 23 African countries, enabling more than 50,000 local and international companies to do business with African consumers.

Jumia, the original platform, allows businesses to market their products and services online to Africa’s emerging middle class. Other services offered by Africa Internet Group include an e-commerce marketplace (Kaymu), websites offering food delivery (Hellofood) and hotel booking (Jovago), as well as online classified ads for general merchandise (Vendito), real estate (Lamudi), jobs (Everjobs) and vehicles (Carmudi).

This investment underscores Orange’s commitment to Africa, a high-growth territory where nearly one in ten inhabitants is an Orange customer, and confirms the Group’s determination to provide the best digital services to its customers.

Stéphane Richard, Chairman and CEO of Orange, stated: “We are particularly pleased to announce our entry into the capital of Africa Internet Group. With this strategic investment, Orange now has the capacity to play a leading role in the fast-growing e-commerce market in Africa. This acquisition is combined with the signature of several important partnership agreements that will create value for all parties. In particular, across the twelve countries where we have a common presence, this investment will enable us to significantly develop our ability to market products and services developed by Orange Middle East & Africa over the Internet. This operation, initiated by our corporate investment fund Orange Digital Ventures, is fully aligned with our strategic plan, Essentiels2020, particularly with regards to our ambition to reinvent customer service, develop the digital channels and services offered to customers as well as our ambition to develop our activities in Africa and the Middle East.”

Sacha Poignonnec and Jeremy Hodara, founders and co-CEOs of Jumia and Africa Internet Group, commented: “We are thrilled by Orange’s equity investment and are eager to translate our strategic partnership into unique offers for our customers. Jumia and our other online consumer services give millions of African consumers an opportunity to access and transact with local companies in a new and very convenient way. With Orange’s support and expertise, combined with that of our existing long-standing shareholders, we will be able to further improve our service offerings and the customer experience while continuing to invest in our infrastructure”.

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About Jumia & Africa Internet Group

Jumia (www.jumia.com) is Africa’s leading ecommerce platform with a presence in 11 countries. Since launching in 2012, the company has transformed the way that African consumers shop by offering them the opportunity to buy everything from fashion items to consumer electronics to home appliances all online. Jumia is part of a larger ecosystem of online and mobile consumer services which includes Kaymu (shopping community), hellofood (food delivery), Jovago (hotel booking) and classified ads Vendito (general merchandise), Lamudi (real estate), Everjobs (jobs) and Carmudi (vehicles).

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 156,000 employees worldwide at December 31, 2015, including 97,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at December 31, 2015, including 201 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright @orange.com

Olivier Emberger; olivier.emberger.@orange.com

ORANGE

Date: April 05, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations